VENTURE LENDING & LEASING VI, INC.
104 La Mesa Drive, Suite 102
Portola Valley, California 94028
(650) 234-4300

August 14, 2017

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:    Venture Lending & Leasing VI, Inc.; File No. 814-00799; Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of Venture Lending & Leasing VI, Inc., a Maryland corporation (the “Fund”), and pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are transmitting herewith the Fund’s preliminary Proxy Statement, the definitive form of which will be used in connection with the Fund’s special shareholder meeting, scheduled for September 13, 2017. There is included with this Proxy Statement the form of proxy to be employed in soliciting the sole shareholder of the Fund.

The Fund is a non-diversified, closed-end management investment company electing status as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). It was organized in 2010, raised $241.5 million in capital from its sole shareholder and, to date, has distributed over $330.4 million to its shareholder, inclusive of $269.6 million in cash. The Fund is currently winding down its business.

The Fund is submitting to its sole shareholder, for consideration and approval at the special meeting, proposals to liquidate and dissolve the Fund and to terminate its status as a BDC under the 1940 Act. If the proposals are approved, immediately after withdrawing its status as a BDC under the 1940 Act, the Fund will de-register as a reporting company under the Exchange Act. The proposals being presented to the Fund’s sole shareholder have been recommended by the Fund’s Board of Directors. The Fund plans to mail its definitive Proxy Statement to its shareholder on or about August 28, 2017.

Any questions the Staff may have concerning the preliminary Proxy Statement should be directed to the undersigned by phone at 650.234.4308, by email at martine@westerntech.com or by fax at 650.234.4343. Thank you for your cooperation.

Very truly yours,

/s/ Martin D. Eng
Martin D. Eng
Vice President, Chief Financial Officer and
Secretary